January 14, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Attn: Jonathan Groff

TelephoneNumber: (202) 551-3458

Attorney-Advisor

FaxNumber:  (703) 813-6986

450 Fifth Street, N.W.

Washington, DC 20549

RE:	Form 8-K Filed August 16, 2010
As amended January 5, 2011
File No. 0-24688

Dear Mr. Groff:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission “Staff” dated January 13, 2011, addressed to Mr. John Jurasin, Chief Executive Officer, Radiant Oil & Gas, Inc., and concerning the above referenced items.

The items are listed below as from the comment letter in underscore, the Staff’s comments are in italics, and our responses are below in normal type.

Proved Undeveloped Reserves, Page 14

1.

We note your agreement with J&S dated February 1, 2010 (page 9) which decreased Amber’s proportionate interest before pay out in the Ensminger Replacement Well Project to 12.5% from 50%.  Disclose and clearly explain that due to this subsequent arrangement, the proved undeveloped reserves reported in your table as of December 31, 2009 overstate your current interest.  See FASB ASC paragraph 932-270-50-1.

The following disclosure has been added on page 14 of the Form 8-K/A:

Effective February 1, 2010 AE entered into an Exploration and Ratification and Joinder Agreement with J&S. (See Ensminger Replacement Well Project on Page 9). Under this agreement the AE’s working interest was reduced to 12.5% before pay out and 15% after payout. The following table reflects what AE’s proved undeveloped reserves and total reserves would have been if this agreement had been in place on December 31, 2009

	Proforma Reserves at December 31, 2009
Reserve Category	Oil (Mbls)	Natural Gas (MMCF)	Total MMCF Equivalent
Proved Undeveloped	12	783	853
Total Proved	13	1,396	1,470

Management’s Discussion And Analysis of Financial Condition and Results of Operations, Page 17

Results of Operations, page 18

2.

We note your response to comment 12 from our letter dated December 28, 2010 and your revised disclosure.  Further revise to make sure that the disclosed figures accurately reflect your financials.  For example, the year and three month comparisons appear to compare net losses to comprehensive net losses.  Please compare net losses to net losses.  As another example, the figures provided for the nine month period ended September 2009 appear to represent the related three month period.  Revise the corresponding discussions as necessary

We have revised the disclosures to the results of operations on pages 19 and 20 of the Form 8-K/A as follows:

Twelve months ended December 31, 2009 compared to twelve months ended December 31, 2008

The Company had an operating loss of $736,780 and net loss of $1,274,798 for the year ended December 31, 2009 compared to an operation loss of $371,353 and net loss of $936,257 in the prior year.

Three months ended September 30, 2010 compared to three months ended September 30, 2009.

The Company incurred a net operating loss of $1,453,982 and net loss of $1,176,053 in the three months ended September 30, 2010 compared to a net operating loss of $148,625 and net loss of $288,975 in the same period in the prior year.  The increase in net operating loss and net loss were primarily the result of increased general and administrative expenses.  The increase in net loss was partially offset by reduced interest expense and a gain from the forgiveness of interest.  Management believed that the best way to raise capital to fund the projects we have developed was to enter into the reorganization agreement.  As a result, the Company incurred increased general and administrative fees.  This included non cash expenses of $1,129,977 as we issued stock and stock options to employees, directors and contractors.  The Company also incurred increased legal and audit fees as a result of the reorganization and for preparation of a private financing. The Company’s interest expense was reduced as its ownership interest of Amber decreased from 75% in 2008 to 51% in 2009.  The Company continues to incur interest expense from the MBL credit line.

Nine months ended September 30, 2010 compared to nine months ended September 30, 2009.

The Company incurred a net operating loss of $1,786,583 and net loss of $1,697,531 in the nine months ended September 30, 2010 compared to a net operating loss of $642,900 and net loss of $1,094,099 in the same period in the prior year.  The increase in net operating loss and net loss were primarily the result of increased general and administrative expenses. The increase in net loss was partially offset by reduced interest expense and a gain from the forgiveness of interest. Management believed that the best way to raise capital to fund the projects we have developed was to enter into the reorganization agreement.  As a result the Company incurred increased general and administrative fees.  This included non cash expenses of $1,129,977 as we issued stock to Lighthouse Capital for financial services in preparation for the reorganization and stock and stock options to employees, directors and contractors.  The Company also incurred increased legal and audit fees as a result of the reorganization and for preparation of a private financing. The Company’s interest expense was reduced as its ownership interest of Amber decreased from 75% in 2008 to 51% in 2009.  The Company continues to incur interest expense from the MBL credit line.

Certain Relationships and Related Transactions Page 42

3.

Further revise the disclosure covered by comment 13 from our letter dated December 28,2010 to reconcile with the Form 8-k filed June 18, 2007, which indicated that Mr. Jarkesy stepped down from all positions with the company on June 15, 2007.

Mr. Jarkesy was the chief executive officer and chairman of the board of directors of the Company from August 15, 2006 through June 15, 2007.  Mr Jarkesy  was appointed as a director on August 5, 2010.

Exhibits

4.

We note the exhibits provided in response to comment 14 from our letter dated December 28, 2010.  With regard to the Joint Operating Agreement, Exhibit A to the second amendment appears to be exhibit A to the first amendment.  Please refile the correct Exhibit A for the March 29, 2007 amendment

It is correct that Exhibit A attached to the second amendment is also Exhibit A to the first amendment.

It is rather confusing but a careful reading of the October 31, 2006 letter agreement will show that the first amendment (being the October 31, 2006 letter agreement) acted to amend the JOA by, among other things, adding Challenger Minerals, Inc., as a non-operator party to  the JOA; however it did not amend the JOA insofar as the JOA’s Exhibit A was concerned. Rather, it merely included, as an attachment, the Exhibit A which Rampant Lion intended to use (and did, in fact, use) when generating the second amendment. The second amendment effected the change of the original Exhibit A to one identical to that attached to the letter agreement.

In addition to the comments above, on January 14, 2011 the Company received a waiver from MBL to extend the scheduled payments that were due on November 20, 2010 and December 20, 2010 until January 28, 2011.  The Current Report has been updated to this new payment date.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

RADIANT OIL & GAS, INC.

/s/ John M. Jurasin

John M. Jurasin, Chief Executive Officer,

Principal Accounting Officer, and

Chief Financial Officer